

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Mr. Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Preliminary Soliciting Materials on Schedule 14A**
> **Filed by Biglari Capital Corp. et al.**
> **Filed December 24, 2013**
> **File No. 001-25225**

Dear Mr. Biglari:

We have reviewed your response to our letter dated December 31, 2013 and have the following comments.

<u>General</u>

1.   As a preliminary matter, we note from the company's recent filings that the company has voluntarily called a special meeting to be held on April 23, 2014. Please confirm that you no longer intend to continue your solicitation of requests to call a special meeting. If you do intend to continue, please be aware that we will provide separate comments on that solicitation statement.

2.   We note your response to prior comment 1. The word "should" can express obligation as well as propriety. Please clarify your future disclosure to clearly characterize such statements as your belief or expectation, as opposed to an obligation of the board. As requested, please also provide support for the assertion that a sale of the company, without specification as to price, will necessarily result in the "realization of Cracker Barrel's value."

3.   We note your response to prior comment 2. As requested in the comment, please provide support for the assertion that, under applicable law, the fiduciary duty of a board of directors dictates that it simply sell to the highest bidder, without regard to any other factors. If you cannot provide this support, please refrain from making such statements.

4.   We note your response to prior comment 3. Please provide support for the assertion that a sale will necessarily create immediate value for all. It is our understanding that a sale below intrinsic value, while it may provide determinable consideration to the seller, would not be a sale "for value." Also, as requested, please provide support for the assertion that the company will have difficulty growing earnings through operating performance.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Michael R. Neidell, Esq.
        Olshan Frome Wolosky LLP